Exhibit 1

INCREDIMAIL BOARD APPROVES $4.6 MILLION DIVIDEND
AND CONTINUATION OF SHARE BUYBACK PROGRAM

TEL AVIV, ISRAEL – March 25, 2009 – IncrediMail Ltd. (NASDAQ: MAIL, www.incredimail-corp.com), an Internet company, today announced that its Board of Directors approved a cash dividend of just above its net income for 2008, distributing approximately $4.6 million, or $0.50 per share, subject to Israeli court approval and a tax pre-ruling from the Israeli Tax Authority as required by Israeli law.

In addition, IncrediMail’s Board elected to continue with the second phase of the Company’s share buy-back program that authorizes purchases of up to an additional $1 million of its ordinary shares. The buyback is also subject to the receipt of approval from the Israeli courts and tax authorities.

To date the Company has purchased approximately 335,000 ordinary shares in open market transactions under a buyback program announced on January 23, 2008. “We are confident in our expected results for 2009, and believe the dividend will allow shareholders to participate in our strong earnings success without sacrificing any of our future growth potential. The declaration of this dividend and continuing our share buyback program are important parts of our strategy as we will continue to maintain a strong capital position allowing for future growth, while at the same time enhancing our return on equity,” stated Ofer Adler, the Company’s Chief Executive Officer.

The Company announced on March 12, 2009 that it had instituted a dividend policy whereby at least 50% of the Company’s annual net income will be paid out as a dividend. Prior to the payment of any dividend, the Company will issue a press release announcing the payout, record and distribution dates.

About IncrediMail Ltd.

IncrediMail Ltd. (NASDAQ:MAIL – News) is an internet company that develops customized, downloadable graphic consumer applications used to generate search related revenues. The company’s award winning e-mail client product, IncrediMail Premium, is sold in over 100 countries in 10 different languages. Other products include, HiYo a graphic add-on to instant messaging software, Magentic, a wallpaper and screensaver software, and PhotoJoy, software for presenting digital personal photos.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, loss of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy, legal, regulatory and government administrative approvals and processes and various other factors, both referenced and not referenced in this press release, and any such factors could affect or prevent the payment of the dividend or the implementation of any buyback programs described in this release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

Contact Information
For further information please contact:

Jeff Holzmann
IncrediMail NY, President
Jeff@IncrediMail.com

Todd Fromer / Marybeth Csaby
KCSA Strategic Communications
(212) 896-1215 / 212-896-1236
tfromer@kcsa.com/ mcsaby@kcsa.com